Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-253773

Arrow Electronics, Inc.

Pricing Term Sheet
February 27, 2023

$500,000,000 6.125% Notes due 2026

Issuer:	Arrow Electronics, Inc.
Trade Date:	February 27, 2023
Settlement Date*:	March 1, 2023 (T+2)
Ratings**:	Moody’s: Baa3 (stable) / S&P: BBB- (stable) / Fitch: BBB- (stable)
Title	6.125% Notes due 2026
Principal Amount:	$500,000,000
Maturity:	March 1, 2026
Coupon:	6.125% per annum, accruing from March 1, 2023
Price to Public:	99.981%
Yield to Maturity:	6.132%
Spread to Benchmark Treasury:	T+163 bps
Benchmark Treasury:	4.000% due February 15, 2026
Benchmark Treasury Spot/Yield:	98-19 7/8 /4.502%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2023
Redemption:
No Make-Whole Call:	Not redeemable prior to March 1, 2024
Par Call:	On or after March 1, 2024, at par
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Use of Proceeds:	The Issuer expects to use a portion of the net proceeds from this offering to redeem all of its outstanding 4.500% notes due 2023. Pending such application of the net proceeds, the Issuer may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments. The Issuer may apply the remaining net proceeds for general corporate purposes, which may include acquisitions or the repayment of other indebtedness, including the repurchase or redemption of any existing notes.
CUSIP/ISIN:	04273W AD3 / US04273WAD39
Joint Book-Running Managers:	J.P. Morgan Securities LLC ING Financial Markets LLC Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:

BofA Securities, Inc.

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Danske Markets Inc.

Loop Capital Markets LLC

Santander US Capital Markets LLC

Standard Chartered Bank

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC at 1-212-834-4533; ING Financial Markets LLC at +1 877-446-4930; Mizuho Securities USA LLC at 866-271-7403 or PNC Capital Markets LLC at 855-881-0697.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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